REINSURANCE AGREEMENT
BETWEEN
PACIFIC LIFE INSURANCE COMPANY
A Nebraska domiciliary with executive offices in
NEWPORT BEACH, CALIFORNIA
referred to as the “Ceding Company”
AND
REINSURANCE COMPANY
referred to as the “Reinsurer”
Effective January 1, 2007

REINSURANCE AGREEMENT
This Agreement is made and entered into by and between Pacific Life Insurance Company (hereinafter referred to as the “Ceding Company”) and Reinsurance Company (hereinafter referred to as the “Reinsurer”).
The Ceding Company and the Reinsurer mutually agree to reinsure on the terms and conditions stated herein. This Agreement is an indemnity reinsurance agreement solely between the Ceding Company and the Reinsurer, and performance of the obligations of each party under this Agreement will be rendered solely to the other party. In no instance will anyone other than the Ceding Company or the Reinsurer have any rights under this Agreement, and the Ceding Company will be and remains the only party hereunder that is liable to any insured, policyowner or beneficiary under any annuity reinsured hereunder.

ARTICLE I
GENERAL PROVISIONS
1.	Annuities and Risks Reinsured. The Reinsurer agrees to indemnify the Ceding Company for, and the Ceding Company agrees to reinsure with the Reinsurer, according to the terms and conditions of this Agreement, the portion of the risks under the annuities and riders described in the attached Schedule A.

As used in this Agreement, the term “Base Annuities” means the base variable annuity contracts reinsured under this Agreement; the term “Riders” means the riders that are issued in connection with the Base Annuities and are reinsured under this Agreement, as described in Schedule A; and the term “Annuities” means the Base Annuities and Riders, together.

2.	Coverages and Exclusions.
A.	Only the Base Annuities and Riders described in Schedule A are reinsured under this Agreement.

B.	Only Annuities sold by the Ceding Company in the United States to United States residents are reinsured under this Agreement.

C.	The Reinsurer will participate in policy loans on the Annuities.
3.	Plan of Reinsurance. This indemnity reinsurance will be on a modified coinsurance basis for the Base Annuities and the DCA Plus Fixed Income Rider and on a coinsurance basis for all Riders, excluding the DCA Plus Fixed Income Rider. The Ceding Company will retain, control and own all assets held in relation to the Modified Coinsurance Reserve.
4.	Expenses. The Reinsurer will bear no part of the expenses incurred in connection with the Annuities, except as otherwise provided herein.
5.	Annuity Changes. The Ceding Company must provide written notification to the Reinsurer of any change in the Annuity contract language or any change made pursuant to the Annuity contract language which materially affects the original terms or conditions of the reinsurance of any Annuity, including, but not limited to, changes in the variable investment options, changes in the calculation of withdrawal charges, changes made to preserve status of the contracts as annuities under the Internal Revenue Code and changes made to comply with applicable law, no less than thirty (30) days after the change takes effect. The Reinsurer will provide written notification to the Ceding Company as to the Reinsurer’s acceptance or rejection of the change within fifteen (15) days after receipt of notice of the change. If the Reinsurer accepts any such change, the Reinsurer will (a) assume that portion of any increase in the Ceding Company’s liability, resulting from the change, which corresponds to the portion of the Annuities reinsured hereunder, and (b) receive credit for that portion of any decrease in the Ceding Company’s liability, resulting from the change, which corresponds to the portion of the Annuities reinsured hereunder. If the Reinsurer rejects any such change, the Reinsurer’s liability under this Agreement will be determined as if no such change had occurred. Notwithstanding the preceding, changes in the beneficiary shall not be subject to this Paragraph 5.
6.	No Extracontractual Damages. The Reinsurer does not indemnify the Ceding Company for, and will not be liable for, any extracontractual damages or extracontractual liability resulting from fraud, oppression, bad faith, strict liability, or negligent, reckless or intentional wrongs on the part of the Ceding Company or its directors, officers, employees and agents. The following types of damages are examples of damages that would be excluded from this Agreement for the conduct described above: actual damages, damages for emotional distress, and punitive or exemplary damages. In no event will the Reinsurer participate in punitive or compensatory damages.
7.	Annuity Administration. The Ceding Company will administer the Annuities reinsured hereunder and will perform all accounting for such Annuities.
8.	Inspection. At any reasonable time, the Reinsurer and the Ceding Company, or their duly appointed representatives, may inspect, during normal business hours, at the principal office of the other party, the original papers and any and all other books or documents relating to or affecting reinsurance under this Agreement. The parties will not use any information obtained through any inspection pursuant to this Paragraph for any purpose not relating to reinsurance hereunder.

9.	Taxes and Assessments. The allowance for any premium taxes, state guarantee fund assessments or special assessments paid in connection with the Annuities is included in the Allowances, as described in Article III. The Reinsurer will not reimburse the Ceding Company for any other taxes or assessments paid by the Ceding Company in connection with the Annuities.
10.	Election to Determine Specified Annuity Acquisition Expenses. The Ceding Company and the Reinsurer agree to the election pursuant to Section 1.848-2(g)(8) of the Income Tax Regulations effective December 29, 1992, under Section 848 of the Internal Revenue Code of 1986, as amended (such election being referred to as the “DAC Tax Election”) whereby:
(a)	The party with net positive consideration under this Agreement for each taxable year will capitalize specified annuity acquisition expenses with respect to the Annuities reinsured under this Agreement without regard to the general deductions limitation of Section 848(c)(1) of the Internal Revenue Code of 1986, as amended.

(b)	The parties agree to exchange information pertaining to the amount of net consideration under this Agreement each year to ensure consistency or as otherwise required by the Internal Revenue Service. If requested, the Ceding Company will provide supporting information reasonably requested by the Reinsurer. The term “net consideration” means “net consideration” as defined in Regulation Section 1.848-2(f).

(c)	The DAC Tax Election will be effective for the first taxable year in which this Agreement is effective and for all years for which this Agreement remains in effect.
The Ceding Company and the Reinsurer will each attach a schedule to their respective federal income tax returns filed for the first taxable year for which this DAC Tax Election is effective. Such schedule will identify the Agreement as a reinsurance agreement for which the DAC Tax Election under Regulation Section 1.848-2(g)(8) has been made.
11.	Condition. The reinsurance hereunder is subject to the same limitations and conditions specified in the Annuities and their accompanying prospectuses, except as otherwise provided in this Agreement.

12.	Misunderstandings and Oversights. If any failure to pay amounts due or to perform any other act required by this Agreement is unintentional and caused by misunderstanding or oversight, the Ceding Company and the Reinsurer will adjust the situation to what it would have been had the misunderstanding or oversight not occurred.
13.	Adjustments. If the Ceding Company’s liability under any of the Annuities reinsured hereunder is changed because of a misstatement of age, sex or any other material fact, the Reinsurer will (a) assume that portion of any increase in the Ceding Company’s liability, resulting from the change, which corresponds to the portion of the Annuities reinsured hereunder, and (b) receive credit for that portion of any decrease in the Ceding Company’s liability, resulting from the change, which corresponds to the portion of the Annuities reinsured hereunder.
14.	Reinstatements. If an Annuity lapses, and is subsequently reinstated while this Agreement is in force, the reinsurance for such Annuity will be reinstated automatically. The Ceding Company will pay the Reinsurer the Reinsurer’s proportionate share of all amounts received by the Ceding Company in connection with the reinstatement of the Annuity, plus any amounts previously refunded to the Ceding Company by the Reinsurer in connection with the lapse of the Annuity.
15.	Remedies and Waiver. All remedies of any party are cumulative. Failure of either the Ceding Company or the Reinsurer to exercise any right, privilege, power or remedy at law, equity or in existence by virtue of this Agreement or to otherwise insist upon strict compliance with any of the terms, provisions and conditions of this Agreement, or the obligations of the other party, will not constitute a waiver of such right, privilege, power, remedy, term, provision, condition, or obligation. Moreover, the failure of either party to enforce any part of this Agreement shall not be deemed to be an act of ratification or consent. No prior transactions or dealings between the parties shall be deemed to establish any custom or usage waiving or modifying any provision of this Agreement.
16.	Assignment. Neither party may assign any of its rights, duties or obligations under this Agreement without the prior written consent of the other, which consent will not be unreasonably withheld.

17.	Choice of Law. This Agreement will be governed by the laws of the Ceding Company’s State of Domicile, without giving effect to the choice of law provisions. Notwithstanding the preceding, this Paragraph shall not be interpreted to permit the parties to avoid their obligations to arbitrate their disputes pursuant to Article X of this Agreement.
18.	Amendments. This Agreement may be amended only by written agreement of the parties. Any change or modification to this Agreement shall be null and void unless made by amendment to this Agreement and signed by both parties.
19.	Current Practices. The Ceding Company will not materially change, alter or otherwise compromise its claims paying or administrative practices with respect to the Annuities without prior written consent of the Reinsurer. For purposes of this Paragraph, a material change or alteration is deemed to occur when such change or alteration could affect the liability of the Reinsurer under this Agreement.
20.	Entire Agreement. The terms expressed herein constitute the entire agreement between the parties with respect to the Annuities. There are no understandings between the parties with respect to the Annuities other than as expressed in this Agreement.
21.	Confidentiality of Data. The parties agree that Customer and Proprietary Information will be treated as confidential. “Customer Information” means non-public personally identifiable financial and/or health information, as defined in federal and state law, regarding consumers, customers, former customers and/or their beneficiaries. The parties agree to maintain the confidentiality of such Customer Information and shall not use, disclose, furnish or make accessible such Customer Information to anyone other than authorized employees and agents of that party as necessary to carry out the party’s obligations under this Agreement. Each party further agrees to establish and maintain administrative, technical and physical safeguards to protect the security, confidentiality and integrity of Customer Information. At the request of the party that owns the Customer Information, or in the absence of such request, upon termination of this Agreement, the other party shall promptly return all Customer Information which has been provided to it, or dispose of such Customer Information in a manner agreed upon by the parties, unless the party is required to maintain such Customer Information under federal or state laws or regulations. Customer Information may also be used as necessary for retrocession purposes.

“Proprietary Information” includes, but is not limited to, business plans and trade secrets, pricing guidelines, business procedures, applications, contract forms and applications, investment and hedging strategies of the Reinsurer and the Ceding Company, including this Agreement or its terms, but shall not include the existence of this Agreement and the identity of the parties.

The parties will keep confidential and not disclose or make competitive use of any shared Customer or Proprietary Information unless:
a)	The information becomes publicly available other than through unauthorized disclosure by the party seeking to disclose or use such information;

b)	The information is independently developed by the recipient;

c)	The disclosure is required by external auditors; or

e)	The disclosure is required by law or regulation.

ARTICLE II
REINSURANCE PREMIUMS
Reinsurance Premiums. The Ceding Company will pay the Reinsurer Reinsurance Premiums on all Annuities in an amount equal to that portion of the gross premiums collected by the Ceding Company during the Accounting Period which corresponds to the portion of the Annuities reinsured hereunder. The Reinsurance Premiums paid to the Reinsurer by the Ceding Company will be remitted to the Reinsurer at the end of the Accounting Period during which the gross premiums were collected by the Ceding Company.

ARTICLE III
ALLOWANCES
Commission and Expense Allowance. The Reinsurer will pay the Ceding Company a Commission and Expense Allowance for each Accounting Period equal to the sum of:
(i)	equals the quota share of the Annuities times the sum of (a) plus (b) plus (c), where:
(a)	equals the net upfront and trail commissions paid during the period, exclusive of any commission specials;

(b)	equals marketing allowances paid during the period; and

(c)	equals persistency bonuses paid during the period; plus
(ii)	equals {[(a) plus (c)] times (d)} plus [(b) times (e)], where:
(a)	equals 1.15 percent;

(b)	equals a DAC tax expense allowance of percent[1];

(c)	equals an override of percent;

(d)	equals the Reinsurance Premiums determined in accordance with Article II; and

(e)	equals the Reinsurance Premiums associated with non-qualified Annuities. “Non-qualified Annuities” means those Annuities issued other than to a retirement plan which is established under Sections 401, 403, 408, 408A or 457 of the Internal Revenue Code of 1986, as amended; plus
(iii)	equals (a) times (b), where:
(a)	equals $120 times the quota share percentage of the Annuities; and

(b)	equals the number of Base Annuities issued during the current Accounting Period, plus
(iv)	equals (a) times 0.5 times [(b) plus (c)], where:
(a)	equals $31.25 times the quota share percentage of the Annuities;

(b)	equals the number of Base Annuities outstanding as of the end of the current Accounting Period; and

(c)	equals the number of Base Annuities outstanding as of the beginning of the current Accounting Period, plus

(v)	equals (a) times (b), where:
(a)	equals .01 percent times the quota share percentage of the Annuities; and

(b)	equals the Average Account Value, as defined in Article V, Paragraph 4, for the current Accounting Period, plus
(vi)	equals (a) times (b), where:
(a)	equals any upfront premium allowance, determined as under this Agreement; and

(b)	equals the Reinsurance Premiums determined in accordance with Article II, plus
(vii)	equals (a) times (b) times (c), where:
(a)	equals the quota share percentage of the Annuities; and

(b)	equals any ongoing asset base allowance determined as under this Agreement; and

(c)	equals the Average Account Value, as defined in Article V, Paragraph 4, for the current Accounting Period.

[1]	Represents an estimate of the present value of lost interest income due to the DAC tax.

ARTICLE IV
BENEFIT PAYMENTS
1.	Benefit Payments. Benefit Payments, as referred to in this Agreement, means the sum of (i) Claims, as described in Paragraph 2 below, (ii) Cash Surrender Values and cancellation proceeds, as described in Paragraph 3 below, (iii) Partial Withdrawals, as described in Paragraph 4 below, and (iv) Annuity Payments, as described in Paragraph 8 below.
2.	Claims. The Reinsurer will reimburse the Ceding Company for that portion of Claims paid by the Ceding Company during the current Accounting Period in accordance with the terms of the Annuities and the prospectuses, which corresponds to the portion of the Annuities reinsured hereunder. The term “Claims” with regard to the Base Annuity means the amount payable upon death, including Account Value and any Base Annuity death benefit amount guaranteed in excess of the Account Value. With regard to the Riders, the term “Claims” means the amount guaranteed in excess of the Account Value that is payable in accordance with the terms of the Annuity contracts.
3.	Cash Surrender Values and Cancellation Proceeds. The Reinsurer will reimburse the Ceding Company for that portion of the Cash Surrender Values and of the cancellation proceeds paid by the Ceding Company during the current Accounting Period in accordance with the terms of the Annuities which corresponds to the portion of the Annuities reinsured hereunder.
4.	Partial Withdrawals. The Reinsurer will reimburse the Ceding Company for that portion of the Partial Withdrawals paid by the Ceding Company during the current Accounting Period in accordance with the terms of the Annuities which corresponds to the portion of the Annuities reinsured hereunder.
5.	Notice. The Ceding Company will notify the Reinsurer promptly after receipt of any information regarding Claims on the Annuities. The reinsurance claim and copies of notification, claim papers, and proofs will be furnished the Reinsurer upon request.

6.	Liability and Payment. The Reinsurer will accept the decision of the Ceding Company with respect to payment of Claims owed under the contractual terms of the Annuities and as specified under the terms of this Agreement. The Reinsurer will pay its proportionate share of Claims to the Ceding Company as follows:
a.	The Reinsurer will pay a lump sum to the Ceding Company of its proportionate share of death benefit proceeds (including the Base Annuity death benefit as well as the guaranteed minimum death benefit (“GMDB”) Riders described in Schedule A).

b.	For Claims under the guaranteed minimum income benefit (“GMIB”) Riders, the Reinsurer will pay a lump sum of its proportionate share of the present value of the guaranteed future income stream in excess of the Account Value of the Base Annuity. The present value will be calculated as follows:
i.	Determine the higher of the guaranteed income base and the guaranteed income annuity step up value.

ii.	Apply this amount to calculate the annual payment of a twenty (20) year period certain annuity (not life), with annual payments at year end using an internal rate of return for the calculation of 2.0%;

iii.	Calculate the present value of the twenty (20) year payment stream calculated in ii) using the Applicable Present Value Rate at each payment date;

iv.	Subtract the Account Value on that date from the amount determined in iii); and

v.	Subtract any policy loans on the Annuities.
c.	For Claims under the guaranteed withdrawal benefit (“GMWB”) Riders, the Reinsurer will pay its proportionate share of each payout, the protected payment amount, made by the Ceding Company once the rider benefits are in effect and the Account Value of the Base Annuity is zero.

d.	The Reinsurer will also pay its proportionate share of any Account Value credit given by the Ceding Company pursuant to the terms of the guaranteed minimum accumulation benefit (“GMAB”) Riders.
The Applicable Present Value Rate at the end of each Accounting Period will be equal to (i) plus (ii), where:
(i)	equals 15 basis points;

(ii)	equals the USD zero-coupon interest rate for the period from the date of which the calculation is being made to the payment date of the cash flow being discounted. The USD zero-coupon interest rate shall be calculated by the Reinsurer from prevailing USD LIBOR and swap market rates as quoted on BLOOMBERG at the end of business for the current Accounting Period and converted to an annual effective basis.
7.	Contested Claims. The Ceding Company will advise the Reinsurer of its intention to contest, compromise or litigate any Claims involving the Annuities. The Reinsurer will pay its share of the expenses of such contests, in addition to its share of Claims, unless it chooses not to participate. Notwithstanding Article I, Paragraph 6, the Reinsurer will share in extra contractual obligations associated with a contested claim if it concurred in writing with the claim actions which were the basis for the extra contractual obligations.

If the Reinsurer chooses not to participate, it will discharge its liability by payment to the Ceding Company of the full amount of its liability on the Annuity reinsured hereunder.
8.	Annuity Payments. Annuitizations under the terms of the Base Annuities will be treated as surrenders. The Reinsurer will reimburse the Ceding Company for Annuity Payments equal to the quota share percentage of the Annuities times the cash surrender values of such Annuities as of the date of such annuitization. The Reinsurer will reimburse the Ceding Company for payments made pursuant to Rider guarantees as described in paragraph 6 above.

ARTICLE V
RESERVES
1.	Base Annuities Modified Coinsurance Reserve Adjustment.
A.	The Modified Coinsurance Reserve Adjustment will be computed at the end of each Accounting Period equal to (i) minus (ii) minus (iii), where:
(i)	equals the Modified Coinsurance Reserve, as defined in Paragraph 2 below, at the end of the current Accounting Period on the Annuities;

(ii)	equals the Modified Coinsurance Reserve, as defined in Paragraph 2 below, at the end of the preceding Accounting Period on the Annuities; and

(iii)	equals the Modified Coinsurance Reserve Investment Credit described in Schedule C.
With respect, however, to the Accounting Period during which the Effective Date of this Agreement occurs, the reference in (ii) above to “the end of the preceding Accounting Period” refers to the Effective Date of this Agreement. In the Accounting Period in which termination of this Agreement occurs, the reference in (i) above to “the end of the current Accounting Period” refers to the terminal accounting date, as described in Article VIII, Paragraph 2.
B.	For any Accounting Period in which the amount computed in A. above is positive, the Reinsurer will pay the Ceding Company such amount. For any Accounting Period in which the amount computed in A. above is negative, the Ceding Company will pay the Reinsurer the absolute value of such amount.
2.	Modified Coinsurance Reserve. The term “Modified Coinsurance Reserve,” as used in this Agreement, means the product of (i) times [(ii) plus (iii)], where:
(i)	equals the quota share percentage of the Annuities; and

(ii)	equals the sum of the product of [(a) times (b), with respect to each inforce Annuity], where:
(a)	equals the CSV Percentage, as defined below; and

(b)	equals the cash surrender value with respect to the Annuity; and

(iii)	equals the sum of the product of [(a) times (b), with respect to each inforce Annuity], where:
(a)	equals the AV Percentage, as defined below; and

(b)	equals the Account Value, as defined in Paragraph 3 below, with respect to the Annuity.

Product	CSV Percentage	AV Percentage
Pacific Innovations Select
Pacific One Select
Pacific Portfolios and Pacific Voyages
Pacific Value
3.	Account Value. The term “Account Value,” as used in this Agreement, means the contract value determined in accordance with the terms of the Annuities.
4.	Average Account Value. The term “Average Account Value,” as used in this Agreement, means the product of 50 percent times [(i) + (ii)], where:
(i)	equals the Account Value, as defined in Paragraph 3 above, as of the beginning of the current Accounting Period; and

(ii)	equals the Account Value, as defined in Paragraph 3 above, as of the end of the current Accounting Period.
5.	General Account. The term “general account,” as used in this Agreement, means the guaranteed interest options, dollar cost averaging (“DCA”) and policy loans with respect to the Annuities.
6.	Reserve Strengthening. Any increase in reserves applicable to the business ceded under this Agreement that is a result of reserve strengthening will be paid by the Ceding Company to the Reinsurer at the end of the Accounting Period during which the reserve strengthening occurs.

7.	Rider Coinsurance. The Ceding Company will deduct reserve credit in its statutory financial statements for the quota share portion of its statutory reserves for the Riders. Correspondingly, the Reinsurer will establish appropriate reserves in its statutory financial statements for this quota share portion.

ARTICLE VI
ACCOUNTING AND SETTLEMENTS
1.	Quarterly Accounting Period. Each Accounting Period under this Agreement will be a calendar quarter, except that: (a) the initial Accounting Period runs from the Effective Date of this Agreement through the last day of the calendar quarter during which this Agreement is executed by both parties, and (b) the final Accounting Period runs from the end of the preceding Accounting Period until the terminal accounting date of this Agreement, as described in Article VIII, Paragraph 2. However, the Reinsurer reserves the right to adjust all accounting and settlements to a calendar year-to-date basis.
2.	Quarterly Accounting Reports. Quarterly accounting reports in the form of Schedule B will be submitted to the Reinsurer by the Ceding Company for each Accounting Period not later than thirty (30) days after the end of each Accounting Period. Such reports will include information on the amount of Reinsurance Premiums, Benefit Payments, Modified Coinsurance Reserve, investment advisory and distribution fees received (referred to herein as “Investment Advisory Fees”), Statutory Reserve and Modified Coinsurance Reserve Investment Credit.
3.	Quarterly Settlements.
A.	Within thirty (30) days after the end of each Accounting Period, the Ceding Company will pay the Reinsurer the sum of:
(i)	Reinsurance Premiums determined in accordance with Article II, plus

(ii)	any Modified Coinsurance Reserve Adjustment payable to the Reinsurer, determined in accordance with Article V, Paragraph 1.
B.	Simultaneously, the Reinsurer will pay the Ceding Company the sum of:
(i)	Benefit Payments, as described in Article IV, plus

(ii)	the Commission and Expense Allowance determined in accordance with Article III, plus

(iii)	any Modified Coinsurance Reserve Adjustment payable to the Ceding Company, determined in accordance with Article V, Paragraph 1.

4.	Amounts Due Quarterly. Except as otherwise specifically provided in this Agreement, all amounts due to be paid to either the Ceding Company or the Reinsurer under this Agreement will be determined on a net basis at the end of each Accounting Period and will be due and payable within thirty (30) days after the end of the Accounting Period.
5.	Annual Accounting Reports. The Ceding Company will provide the Reinsurer with annual accounting reports within thirty (30) days after the end of the calendar year for which such reports are prepared. These reports will contain sufficient information about the Annuities to enable the Reinsurer to prepare its annual financial reports and to verify the information reported in Schedule B, and will include Exhibit 5 by reserve basis, Page 7, Page 28, and Schedule S of the Annual Statement.
6.	Monthly Reports. Not later than seven (7) days after the end of each calendar month, the Ceding Company will provide the Reinsurer with reports showing more detailed information with respect to the Annuities described under “Monthly Seriatim Data File” in Schedule B hereto on a monthly basis. Further, the Ceding Company will provide the Reinsurer any additional data reasonably requested by the Reinsurer from time to time with respect to the Annuities.
7.	Estimations. If the amounts, as defined in Paragraph 3 above, cannot be determined by the dates described in Paragraph 4 above, on an exact basis, such payments will be paid in accordance with a mutually agreed upon formula which will approximate the actual payments. Adjustments will then be made to reflect actual amounts when they become available.
8.	Delayed Payments. For purposes of Paragraph 4 above, if there is a delayed settlement of a payment due, there will be an interest penalty, at the Delayed Payment Rate described in Paragraph 9 below, for the period that the amount is overdue. For purposes of this Paragraph, a payment will be considered overdue thirty (30) days after the date such payment is due, and the interest penalty will be determined by multiplying the amount due by the product of the Delayed Payment Rate multiplied by a fraction, the numerator of which is the number of days the amount was overdue and the denominator of which is 360.

9.	Delayed Payment Rate. The Delayed Payment Rate at the end of each Accounting Period will be equal to 75 basis points plus the quotient of the sum of the one month London Interbank Offered Rates (LIBOR) as published by The Wall Street Journal at the end of each calendar month ending during the current Accounting Period, divided by the number of calendar months ending during the current Accounting Period.

10.	Offset of Payments. All monies due either the Ceding Company or the Reinsurer under this Agreement or any other reinsurance agreements between the parties will be offset against each other, dollar for dollar, regardless of any insolvency of either party. However, in the event of an insolvency, offsets will be allowed in accordance with the statutory, common and case laws of the state taking jurisdiction over the insolvency.

ARTICLE VII
DURATION AND RECAPTURE
1.	Duration. Except as otherwise provided herein, this Agreement is unlimited in duration.

2.	Reinsurer’s Liability. The liability of the Reinsurer with respect to any Annuity will begin simultaneously with that of the Ceding Company, but not prior to the Effective Date of this Agreement. The Reinsurer’s liability with respect to any Annuity will terminate on the earliest of: (i) the date such Annuity is recaptured; (ii) the date the Ceding Company’s liability on such Annuity is terminated; or (iii) the date this Agreement is terminated. Termination of the Reinsurer’s liability is subject to payments in respect of such liability in accordance with the provisions of Article VIII of this Agreement. In no event should the interpretation of this Paragraph imply a unilateral right of the Reinsurer to terminate this Agreement.

The Reinsurer may terminate this Agreement with respect to new Annuities[2] effective January 1, 2008 by giving the Ceding Company notice by September 30, 2007 of such termination. Thereafter, this Agreement will automatically renew for twelve (12) month periods beginning January 1, 2008 unless either party provides the other party with ninety (90) days notice of termination as to new Annuities before the next twelve (12) month period would begin.

3.	Termination for Nonpayment of Reinsurance Premiums or Other Amounts Due. If the Ceding Company fails to pay the Reinsurance Premiums or any other amounts due to the Reinsurer pursuant to this Agreement, within sixty (60) days after the end of any Accounting Period, the Reinsurer may terminate this Agreement, subject to thirty (30) days prior written notice to the Ceding Company.

4.	Termination for Reinsurer’s Rejection of Ceding Company’s Changes. In the event that the Reinsurer rejects annuity changes that the Ceding Company plans to make, in accordance with Article I, Paragraph 5, and those changes are implemented by the Ceding Company, then the Ceding Company may terminate this

[2]	Such termination of new Annuities would include any Riders issued on Base Annuities after the effective date of such termination.

Agreement as to Annuities not yet written by providing the Reinsurer with sixty (60) days prior written notice.
5.	Recapture. The Annuities may be recaptured at any time upon mutual agreement in writing between the Ceding Company and the Reinsurer. If the Ceding Company opts to recapture, then the Ceding Company must recapture all of the Annuities. In no event may the Ceding Company recapture anything other than 100 percent of all Annuities.

6.	Recapture Charge. In the event this Agreement is terminated in accordance with Paragraphs 3 and 5 above, or Paragraph 7 below, an Agreement termination value shall be calculated by the Reinsurer in good faith as of the effective date of termination according to “best practices” that are appropriate to valuing variable annuities and related cash flows and consistent with the terms of this Agreement. The Ceding Company shall have sixty (60) calendar days to either accept the termination value as calculated or raise objections. The parties shall cooperate with each other in order to resolve any disagreement with respect to the termination value. If the Ceding Company does not accept the termination value, the Reinsurer may submit the calculation to a nationally recognized, independent actuarial firm (including without limitation, the actuarial group of a nationally recognized, independent accounting firm), that is mutually acceptable to the parties (hereinafter the “Actuarial Firm”) for confirmation as being reasonably consistent with the terms of this Agreement. If the parties cannot reach agreement as to the termination value after receiving the results from the Actuarial Firm, the matter will be submitted to arbitration, in accordance with Article X. The parties will share equally in the costs and expenses incurred by the Actuarial Firm.

It is recognized and acknowledged by both parties that “best practices” for valuing cash flows linked to variable annuities include:
i)	commencing with seriatim in force data as of the effective date of termination;

ii)	fixing actuarial assumptions such as lapse, mortality, mortality improvement, utilization, etc. within a range deemed consistent with market standards;

iii)	determining market inputs for interest rates, implied volatilities, and other market inputs; and

iv)	valuing the present value of all the future cash flows using the inputs and assumptions determined above.
The discount rate used in the present value of future cash flows described above will not reflect any credit deterioration by the Ceding Company since the Effective Date of this Agreement. If the projected Agreement termination value is positive, the absolute value shall be paid as a Recapture Charge to the Reinsurer by the Ceding Company. Payment of such amount will be made within thirty (30) days of receipt of the calculation. The terminal accounting date will be the effective date of termination pursuant to this Agreement.
7.	Internal Replacements. Should the Ceding Company, its affiliates, successors or assigns, initiate a program of Internal Replacement that would include any of the Annuities, the Ceding Company will immediately notify the Reinsurer. The Reinsurer may elect to treat such Annuities as recaptured rather than surrendered, and such recapture will apply to all Annuities. For purposes of this Agreement, the term “Internal Replacement” means any instance in which an Annuity or any portion of the cash value of an Annuity is exchanged for another policy or annuity, not covered under this Agreement, which is written by the Ceding Company, its affiliates, successors or assigns.

ARTICLE VIII
TERMINAL ACCOUNTING AND SETTLEMENT
1.	Terminal Accounting. In the event that this Agreement is terminated in accordance with Article VII, Paragraph 3, or all reinsurance under this Agreement is recaptured in accordance with Article VII, Paragraph 4, a Terminal Accounting and Settlement will take place.

2.	Date. The terminal accounting date will be the earliest of: (1) the effective date of recapture pursuant to any notice of recapture given under this Agreement, (2) the effective date of termination pursuant to any notice of termination given under this Agreement, or (3) such other date mutually agreed to in writing.

3.	Settlement. The Terminal Accounting and Settlement will consist of:
(a)	the quarterly settlement as provided in Article VI, Paragraph 3, computed as of the terminal accounting date;

(b)	payment by the Ceding Company to the Reinsurer of a Terminal Reserve equal to the Modified Coinsurance Reserve on the Annuities as of the terminal accounting date;

(c)	payment by the Reinsurer to the Ceding Company of a Terminal Reserve Adjustment equal to the Modified Coinsurance Reserve on the Annuities as of the terminal accounting date; and

(d)	payment by the Ceding Company to the Reinsurer of any Recapture Charge determined in accordance with Article VII, Paragraph 5, computed as of the terminal accounting date.
If the calculation of the Terminal Accounting and Settlement produces an amount owing to the Ceding Company, such amount will be paid by the Reinsurer to the Ceding Company. If the calculation of the Terminal Accounting and Settlement produces an amount owing to the Reinsurer, such amount will be paid by the Ceding Company to the Reinsurer.
4.	Supplementary Accounting and Settlement. In the event that, subsequent to the Terminal Accounting and Settlement as provided above, a change is made with respect to any amounts due, a supplementary accounting will take place pursuant to Paragraph 3 above. Any amount owed to the Ceding Company or to the Reinsurer by reason of such supplementary accounting will be paid promptly upon the completion thereof.

ARTICLE IX
REPRESENTATIONS
Representations. The Ceding Company acknowledges that, at the Reinsurer’s request, it has provided the Reinsurer with the Ceding Company Data described in Schedule D prior to the execution of this Agreement by the Reinsurer. The Ceding Company represents that all factual information contained in the Ceding Company Data is complete and accurate as of the date the document containing the information was prepared. The Ceding Company further represents that any assumptions made in preparing the Ceding Company Data were based upon informed judgment and are consistent with sound actuarial principles. The Ceding Company further represents that it is not aware of any omissions, errors, changes or discrepancies that would materially affect the Ceding Company Data. The Reinsurer has relied on Ceding Company Data and the foregoing representations in entering into this Agreement.

ARTICLE X
ARBITRATION
1.	General. All disputes and differences between the Ceding Company and the Reinsurer on which an agreement cannot be reached will be decided by arbitration. The arbitrators will construe this Agreement from the standpoint of practical business and equitable principles and the customs and practices of the insurance and reinsurance business, rather than from the standpoint of strict law. Moreover, the arbitrators shall be released from judicial formalities and shall not be bound by strict rules of procedure and evidence. The parties intend that the arbitrators will make their decision with a view to effecting the intent of this Agreement.

2.	Method. Three arbitrators will decide any differences. They must be impartial and present or former officers of life insurance companies other than the parties to this Agreement or any company owned by, or affiliated with, either party. One of the arbitrators is to be appointed by the Reinsurer, another by the Ceding Company, and the two arbitrators thus appointed will select a third arbitrator before arbitration begins. Should one of the parties decline to select an arbitrator within ninety (90) days after the date of any written request to do so or should the two arbitrators selected by the parties not be able to agree upon the choice of a third, the appointment(s) will be left to the AIDA Reinsurance and Insurance Arbitration Society — US (“ARIAS — US”) umpire selection process. The arbitrators will decide by a majority of votes and their decision will be final and binding upon the parties. The arbitrators will hand down their decision within forty-five (45) days of the close of the arbitration proceedings. The costs of arbitration, including the fees of the arbitrators, will be shared equally by the parties unless the arbitrators decide otherwise. Any counsel fees incurred by a party in the conduct of arbitration will be paid by the party incurring the fees.

ARTICLE XI
INSOLVENCY
Ceding Company’s Insolvency. In the event of the Ceding Company’s insolvency, any payments due the Ceding Company from the Reinsurer pursuant to the terms of this Agreement will be made directly to the Ceding Company or its conservator, liquidator, receiver or statutory successor. The reinsurance will be payable by the Reinsurer on the basis of the liability of the Ceding Company under the Annuities without diminution because of the insolvency of the Ceding Company. The conservator, liquidator, receiver or statutory successor of the Ceding Company will give the Reinsurer written notice of the pendency of a claim against the Ceding Company on any Annuity within a reasonable time after such claim is filed in the insolvency proceeding. During the pendency of any such claim, the Reinsurer may investigate such claim and interpose in the Ceding Company’s name (or in the name of the Ceding Company’s conservator, liquidator, receiver or statutory successor), in the proceeding where such claim is to be adjudicated, any defense or defenses which the Reinsurer may deem available to the Ceding Company or its conservator, liquidator, receiver or statutory successor. The expense thus incurred by the Reinsurer will be chargeable, subject to court approval, against the Ceding Company as a part of the expense of liquidation to the extent of a proportionate share of the benefit that may accrue to the Ceding Company solely as a result of the defense undertaken by the Reinsurer.
Reinsurer’s Insolvency. In the event of the Reinsurer’s insolvency, the Ceding Company may terminate the Agreement for new business and will promptly notify the Reinsurer of its intent. The parties agree to waive the notification period for this cancellation and the effective date will be no earlier than the effective date of the Reinsurer’s insolvency. Upon giving notice to the Reinsurer, the Ceding Company may also recapture the business reinsured by the Reinsurer under this Agreement. If the Reinsurer’s authorized control level risk based capital falls below 250% for two consecutive quarters (“RBC Event”), the Ceding Company may terminate this Agreement for new business and may also recapture the reinsurance ceded under this Agreement. The Reinsurer will provide written notice to the Ceding Company within seven (7) days of knowledge of an RBC Event.

ARTICLE XII
EXECUTION AND EFFECTIVE DATE
In witness of the above, this Agreement is executed in duplicate on the dates indicated below with an Effective Date of January 1, 2007.

ATTEST:	PACIFIC LIFE INSURANCE COMPANY (“Ceding Company”)

By:	By:

Title:	Title:

Date:	Date:

ATTEST:	REINSURANCE COMPANY (“Reinsurer”)

By:	By:

Title:	Title:

Date:	Date:

SCHEDULE A
ANNUITIES AND RISKS REINSURED
Annuities and Risks Reinsured. The amount of reinsurance under this Agreement will be a percent quota share of the Ceding Company’s net liability on those variable annuities and riders which are issued by the Ceding Company on or after the Effective Date of this Agreement and described below:

Base Contracts:

Form Number
Product	(plus any state variation)
Pacific Innovations Select	10-10300
Pacific One Select	10-16700
Pacific Portfolios	10-1116
Pacific Value	10-1108
Pacific Voyages	10-1130
Riders:

Form Number
Rider	(plus any state variation)	Type
Flexible Lifetime Income Rider	20-1131	GMWB
Lifetime Income Access Plus Rider	20-1120	GMWB
Income Access Rider	20-1104	GMWB
Stepped Up Death Benefit Rider	20-1135, 20-117	GMDB
Guaranteed Protection Advantage 5 Plus Rider	20-1133, 20-1134	GMAB
Guaranteed Income Advantage Plus Rider	20-1118	GMIB
Guaranteed Earnings Enhancement Rider	20-149	GMDB
DCA Plus Fixed Income Rider	20-1103
Qualified Retirement Plan Rider	20-14200
403(b) Tax Sheltered Annuity Rider	20-15200
Individual Retirement Annuity (IRA) Rider	20-18900
Roth Individual Retirement Annuity Rider	20-19000
Simple Individual Retirement Annuity Rider	20-19100
Section 457 Rider	24-123799
“Net liability” will mean the Ceding Company’s liabilities on the Annuities. During the term of this Agreement, the Ceding Company will retain not less than 50 percent of the liability on the Annuities.

SCHEDULE B
QUARTERLY REPORT OF ACTIVITY AND SETTLEMENTS
FROM CEDING COMPANY TO REINSURER

Accounting Period:
Calendar Year: &n bsp;
Date Report Completed: &nb sp;

1.	Reinsurance Premiums (Article II)

2.	Benefit Payments (Article IV)
	a.	Claims
Base Annuity
Flexible Lifetime Income Rider (GMWB)
Lifetime Income Access Plus Rider (GMWB)
Income Access Rider (GMWB)
Stepped-Up Death Benefit Rider (GMDB)
Guaranteed Protection Advantage 5 Plus Rider (GMAB)
Guaranteed Income Advantage Plus Rider (GMIB)
Guaranteed Earnings Enhancement Rider (GMDB)
All other riders
	b.	Cash Surrender Values and Cancellation Proceeds
	c.	Partial Withdrawals
	d.	Annuity Payments
Benefit Payments = a + b + c + d

3.	Modified Coinsurance Reserve Adjustment (Article V, Paragraph 1)
	a.	Modified Coinsurance Reserve end of current Accounting Period
	b.	Modified Coinsurance Reserve end of preceding Accounting Period
	c.	Modified Coinsurance Reserve Investment Credit (Schedule C)
Modified Coinsurance Reserve Adjustment = a — b — c

4.	Commission and Expense Allowance (Article III)

5.	Cash Settlement = 1 - 2 - 3 - 4

Commission and Expense Allowance (Article III)

(i)	Quota share reinsured hereunder x sum of (a) + (b) + (c), where:
	(a)	equals net upfront and trail commissions paid during the Accounting Period, exclusive of any commission specials

	(b)	equals marketing allowances paid during the Accounting Period

	(c)	equals persistency bonuses paid during the Accounting Period

(ii)	[(1.15% + 0.05%) x Reinsurance Premiums] + ( % x Reinsurance Premiums associated with non-qualified Annuities)

(iii)	$120 x quota share reinsured hereunder x number of Base Annuities issued during current Accounting Period

(iv)	$31.25 x quota share reinsured hereunder x 0.5 x [number of Base Annuities outstanding at end of Accounting Period + number of Base Annuities outstanding at beginning of

Accounting Period]

(v)	.01% x quota share reinsured hereunder x Average Account Value for Accounting Period

(vi)	Any upfront premium allowance x Reinsurance Premiums

(vii)	Quota share reinsured hereunder x any ongoing asset base allowance x Average Account Value for Accounting Period

(viii)	Commission and Expense Allowance equals (i) + (ii) + (iii) + (iv) + (v) + (vi) + (vii)

Modified Coinsurance Reserve (Article V, Paragraph 2)

(i)	Quota share reinsured hereunder

(ii)	Sum of [CSV Percentage x cash surrender values] with respect to each inforce Annuity

(iii)	Sum of [AV Percentage x Account Value] with respect to each inforce Annuity

(iv)	Modified Coinsurance Reserve = (i) x [(ii) + (iii)]

Modified Coinsurance Reserve Investment Credit (Schedule C)

(i)	Quota share reinsured hereunder

(ii)	Net of:
+ Account Value at end of current Accounting Period
- Account Value at beginning of current Accounting Period
+ Internal Borrowing Rate x [{0.50 x [items (ii) plus (iii) of Article V, Paragraph 2, at beginning of current Accounting Period + items (ii) plus (iii) of Article V, Paragraph 2, at end of current Accounting Period]}
- Average Account Value for current Accounting Period
+ Average Account Value for current Accounting Period with respect to general account — Average Policy Loans for current Accounting Period
+ Interest rate collected on policy loans x Average Policy Loans for current Accounting Period]
- Interest credited to policyholders on funds in the general account, including any policy loans, during Accounting Period
+ Account Value released on Claims during Accounting Period
+ Account Value released on Cash Surrender Values and cancellation proceeds during Accounting Period
+ Account Value released on Partial Withdrawals during Accounting Period
+ Account Value released on Annuity Payments during Accounting Period
+ Policy fee collected during Accounting Period
- Gross premiums collected during Accounting Period
- Credit enhancements credited to policyholders during Accounting Period with respect to Pacific Value annuities reinsured hereunder
+ Mortality and expense charges for Base Annuity and Stepped Up death benefits as calculated for the Accounting Period
+ EEG and Living Benefit rider charges as calculated for the

Accounting Period
+ Investment Advisory Fees as calculated for the Accounting Period

(iii)	Modified Coinsurance Reserve Investment Credit = (i) x (ii)

Quarterly Seriatim Data File

Field Name	Field Definition
Pol_num	Policy Number
Reissue	Reissue Indicator
LOB	Qualified/Non Qualified
Status	Contract Status
A = Active C= Cancelled D=Death
E = Pending Death F= Free Look M= Matured N= Not Taken
2 = Continuation S= Surrender V= Cancelled Free Look
W= Waiting Initial Payment
Gender	M/F
REST	Resident State
Plan_code	Plan Code
Iyear	Policy Issue Date
Imonth	Policy Issue month
Download.Iday	Policy Issue Day
Age	Issue age
Tmonth	Termination Month
Tday	Termination Day
Tyear	Termination Year
Loan	Loan Value
GIO3	GIO 3 Year AV
GIO6	GIO 6 Year AV
GIO10	GIO 10 Year AV
DCA6	DCA 6 Month AV
DCA12	DCA 12 Month AV
Fixed	Fixed AV excluding GIO, DCA and Loan
Var Amount	Variable Fund Amount
Fund Value	Total Fund Value
Cash Value	Total Cash Surrender Value
Premium	Premium Received During Quarter
Dumpin	DumpIn Amount (simular to premium w/o commission )
Value Adjustment	Account Value adjustment
Credit Enhanced	Pacific Value Credit Enhancement Amount
Commission	Deposit Commission and Trail commission
Commission Chgback	Commission Charge Back
Policy Fee	Policy fee Collected during the quarter
Death	Annuity Value Release by Death during the quarter
Surrender	Annuity Value released by Full and Partial Surrender during the quarter
Annuitization	Annuity Value Release by Annuitization during the quarter
Net Surrender	Cash surrender Amount paid on full or partial surrender during the quarter
Net Annuitization	Cash surrender Amount paid on full or partial annuitization during the quarter
GMDBR	Portfolios GMEB Rider Fee collected during the quarter
Rider	EEG, GPA, GIA and IAR Fee collected during the quarter
Comm Opt	Commission Option
BD Channel	Broker Dealer Channel
EEG	EEG Type
GPA	GPA Type
GIA	GIA Type
IAR	IAR Type

Field Name	Field Definition
PBonus	Persistency Bonus

DB Claim Amount	Total Death Benefit amount Paid during the quarter
GPA Claim Amount	Matured GPA Dump in amount during the quarter
IAR Claim Amount	Payment amount during the quarter after the annuity value becomes zero
Monthly Seriatim Data File

Field Name	Field Definition
Pol_num	Policy Number
Opt	Port Opt Model
LOB	Line of Business
IST	Issue State
REST	Resident State
Comm Opt	Commission Option
Fixed Amt	Fixed Account Value
Var Amt	Varaible Account Value
YTD PREM	Year to date Premium
YTD Comm	Year to date Commission
TR Comm	Total Commission since issues
Company	Company “101” or “111”
TWOP	200% * ( Total Premium — Total Withdrawal ) — for Premier DB calculation
GIA	GMIB Type
GIAY	GMIB Effective Year ( Most Current )
GIAM	GMIB Effective Month ( Most Current )
GIAD	GMIB Effective Day ( Most Current )
GIAC	GMIB Est. Quarter Charge — Annual bps charge * Ending Account Value/4
GIAB	GMIB Guaranteed Income Base
GIAST	GMIB Step-up Value
EEG	EEG Type
EEGY	EEG Effective Year
EEGM	EEG Effective Month
EEGD	EEG Effective Day
EEGC	EEG Est. Quarter Charge
EEGB	Not Being Used
GPA	GMAB Type
GPAY	GMAB Effective Year ( Most Current )
GPAM	GMAB Effective Month ( Most Current )
GPAD	GMAB Effective Day ( Most current )
GPAC	GMAB Est. Quarter Charge — Annual bps * Ending account Value / 4
GPAB	GMAB Guaranteed Amount
IAR	GMWB Type
IARY	GMWB Effective Year ( Most Current )
IARM	GMWB Effective Month ( Most Current )
IARD	GMWB Effective Day ( Most Current )
IARC	GMWB Est. Quarter Charge — Annual bps * Ending account Value / 4
IARP	GMWB Protected Payment Base
IARB	GMWB Remaining Protected Balance
IARW	Not Being Used
WITH	Systematic Withdrawal Indicator
EEGP See Below	EEG Remaining Purchase Payments — for EEG earning calculation
IARWITHIND See Below	IA+ Withdrawal indicator ( at least one withdrawal after the later of rider eff. Date or most recent reset date )

Field Name	Field Definition
IARCRDBASE See Below	IA+ Credit Base:Remaining Protected balance on later of rider eff. Date or most recent reset date + Cumulative purchase payment received after later of rider eff date or most recent reset date.
IARWITHAGE See Below	IA+ First Withdrawal Age, Oldest owner ALB on withdrawal date of first withdrawal after later of rider effective date or most recent reset date. Youngest annuitant ALB on withdrawal date of first withdrawal after the later of rider effective date or most recent reset date ( owner is not a natural person ).
TOT PREM	Total Premiums since issued.
TOT WITH	Total Withdrawals since issued.
BD Channel	Broker Dealer Channels
Plan Code	Plan Code. Separate plan code tables with production description will be provided
Cash Value	Cash Surrender Value
Iss_yr	Issue year
Iss_mo	Issue month
Iss_day	Issue day
Iss_age	Issue age
Gender	“1” is male, “2” is female
Enhanced DB	Enhanced Death Benefit, Return of premium with roll-up (either 5% or 0%), adjusted for premium and withdrawals
Reset DB	Reset Death Benefit — stepped up death benefit adjusted for premium and withdrawals
G34 Stat RV	G34 Statutory reserves
G34 Tax RV	G34 Tax reserves
Fund Detail Tables — monthly report which will show the funds by name and type for each policyholder
IA+ Withdrawal Indicator
= ‘Y’ if contract has active IA+ rider and there has been at least one withdrawal after the later of Rider Effective Date or most recent Reset Date
= Null otherwise
IA+ Credit Base
= (A) + (B) if contract has active IA+ rider with IA+ Withdrawal Indicator = Null and Valuation Date is prior to Fifth Contract Anniversary following later of Rider Effective Date or most recent Reset Date, where
(A) = Remaining Protected Balance on later of Rider Effective Date or most recent Reset Date
(B) = Cumulative Purchase Payments received after later of Rider Effective Date or most recent Reset Date
= 0 otherwise
IA+ First Withdrawal Age
= Oldest Owner Age-Last-Birthday on Withdrawal Date of first Withdrawal after later of Rider Effective Date or most recent Reset Date, if contract has active IA+ rider with IA+ Withdrawal Indicator = ‘Y’ and Owner is a natural person
= Youngest Annuitant Age-Last-Birthday on Withdrawal Date of first withdrawal after later of Rider Effective Date or most recent Reset Date if contract has active IA+ rider with IA+ Withdrawal Indicator = ‘Y’ and Owner is not a natural person

= 0 otherwise
EEG Remaining Purchase Payments
= Remaining Purchase Payments (as defined in EEG rider form) if contract has active EEG rider
= 0 otherwise
Total Premium
= Sum of Initial Purchase payment and all Subsequent Purchase Payments under the contract, from inception through Valuation Date
Total Withdrawals
= Sum of all Withdrawals under the contract, including any Withdrawal Charges, from inception through Valuation Date

SCHEDULE C
MODIFIED COINSURANCE RESERVE INVESTMENT CREDIT
Modified Coinsurance Reserve Investment Credit. The Modified Coinsurance Reserve Investment Credit, for any Accounting Period, equals the accrued investment income and capital gains and losses, realized and unrealized, allocated to the portion of the annuities reinsured hereunder during the current Accounting Period with respect to the Segregated Asset Portfolio held by the Ceding Company, calculated by the Ceding Company on a statutory basis, net of any Investment Advisory Fees paid by the Ceding Company during the current Accounting Period, but not adjusted for income taxes, changes in any provisions for taxes or charges for mortality and expense risks. Namely, the Segregated Asset Portfolio held by the Ceding Company shall include those funds and any portfolios in which the assets related to the annuities reinsured hereunder may be invested.
Notwithstanding the preceding, for purposes of administrative simplicity, a mathematical equivalent to such accrued investment income and capital gains and losses, realized and unrealized, will be used to determine the Modified Coinsurance Reserve Investment Credit equal to the product of (i) times (ii), where:
(i)	equals the quota share percentage of the annuities reinsured hereunder as described in Schedule A; and

(ii)	equals the net of the following:
(a)	the Account Value, as defined in Article V, Paragraph 3, as of the end of the current Accounting Period, minus

(b)	the Account Value, as defined in Article V, Paragraph 3, as of the beginning of the current Accounting Period, plus

(c)	the product of (1) times [(2) minus (3) plus (4) minus (5)], where:
(1)	equals the Ceding Company’s Internal Borrowing Rate, as defined below, as of the end of the current Accounting Period;

(2)	equals 0.50 times [(A) plus (B)], where:
(A)	equals the sum of items (ii) plus (iii), as defined in Article V, Paragraph 2, as of the beginning of the current Accounting Period; and

(B)	equals the sum of items (ii) plus (iii), as defined in Article V, Paragraph 2, as of the end of the current Accounting Period;
(3)	equals the Average Account Value, as defined in Article V, Paragraph 4, for the current Accounting Period; and

(4)	equals the Average Account Value, as defined in Article V, Paragraph 4, for the current Accounting Period, with respect to the general account; and

(5)	equals the Average Policy Loans, as defined below, for the current Accounting Period, plus
(d)	the product of (1) times (2), where:
(1)	equals the interest rate collected from the policyholders on policy loans outstanding with respect to the annuities reinsured hereunder;

(2)	equals the Average Policy Loans, as defined below, for the current Accounting Period, minus
(e)	the interest credited to the policyholders on funds in the general account, including any policy loans, during the current Accounting Period with respect to the annuities reinsured hereunder, plus

(f)	the Account Value, as defined in Article V, Paragraph 3, released with respect to the annuities reinsured hereunder for which Claims are paid during the current Accounting Period in accordance with Article IV, Paragraph 2, plus

(g)	the Account Value, as defined in Article V, Paragraph 3, released with respect to the annuities reinsured hereunder for which Cash Surrender Values are paid during the current Accounting Period in accordance with Article IV, Paragraph 3, plus

(h)	the Account Value, as defined in Article V, Paragraph 3, released with respect to the annuities reinsured hereunder for which Partial Withdrawals are paid during the current Accounting Period in accordance with Article IV, Paragraph 4, plus

(i)	the Account Value, as defined in Article V, Paragraph 3, released with respect to the annuities reinsured hereunder for which Annuity Payments are paid during the current Accounting Period in accordance with Article IV, Paragraph 8, plus

(j)	policy fee collected by the Ceding Company during the current Accounting Period, plus

(k)	the gross premiums collected by the Ceding Company during the current Accounting Period with respect to the annuities reinsured hereunder, minus

(l)	the credit enhancement credited to the policyholder in accordance with the terms of the annuities reinsured hereunder during the current Accounting Period with respect to the Pacific Value annuities reinsured hereunder, plus

(m)	the mortality and expense charges (including Base Annuity and Stepped Up Death Benefit Option) calculated by the Ceding Company during the current Accounting Period with respect to the annuities reinsured hereunder, plus

(n)	the EEG rider and living benefit rider charges calculated by the Ceding Company during the current Accounting Period with respect to the annuities reinsured hereunder, plus

(o)	the Investment Advisory Fees calculated by the Ceding Company during the current Accounting Period with respect to the annuities reinsured hereunder.
The Internal Borrowing Rate at the end of each Accounting Period will be equal to the quotient of [(I) plus (II)] divided by (III), where:
(I)	equals 15 basis points;

(II)	equals the sum of the one month London Interbank Offered Rates (LIBOR) as published by The Wall Street Journal at the end of each business day ending during the current Accounting Period, divided by the number of business days ending during the current Accounting Period; and

(III)	equals four.
The term “Average Policy Loans,” as used in this Agreement, means product of 50 percent times [(IV) + (V)], where:
(IV)	equals the amount of policy loans outstanding with respect to the Annuities as of the beginning of the current Accounting Period; and

(V)	equals the amount of policy loans outstanding with respect to the Annuities as of the end of the current Accounting Period.

SCHEDULE D
CEDING COMPANY DATA